

November 18, 2014

Via E-mail
Mr. Donat K. Madilo
Chief Financial Officer
Gentor Resources Inc.
1 First Canadian Place
100 King Street West, Suite 7070, P.O. Box 419
Toronto, Ontario, M5X 1E3, Canada

     Re: **Gentor Resources Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed May 1, 2014
              Response dated November 12, 2014
              File No. 333-130386

Dear Mr. Madilo:

We have reviewed your response and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment letter, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2013 filed May 1, 2014

1.   We note your response to comment 1 in which you state you comply with Canadian requirements and your securities primarily trade on the TSX Venture Exchange. As a result of your Canadian compliance and trading activities, you believe that Instruction 3 to Paragraph (b)(5) of Industry Guide 7 is applicable to your filing and your jurisdiction of incorporation in the Cayman Islands is not applicable to your U.S. filing requirements. We re-issue comment 1. Your company may be regarded by Canadian securities regulators as a Canadian company and may be required to meet the same regulatory requirements as other Canadian filers, but for U.S. filings your location of incorporation dictates the law that is applicable to your company's SEC filings, regardless of the stock exchange on which your securities trade. Please amend the filing by modifying your disclaimer and removing all resource disclosure from your filing.

2.   We note your response to comments 2 through 5 in which you state your Oman Property was your material property for the purposes of your fiscal year 2013 filing, but this property was sold six months later and you do not see any significant value to your shareholders or the market in expanding the requested disclosure for the Karaburun property. Your Karaburun at that time was not a material property. We reissue comments 2 through 5. Please modify your filing and disclose your Karaburun property was not material.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director